Crawford United Corporation

10514 Dupont Avenue

Cleveland, Ohio 44108

June 2, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Jeanne Baker
Terence O’Brien

Re:	Crawford United Corporation

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed April 13, 2022

File No. 000-00147

Ladies and Gentlemen:

Crawford United Corporation (the “Company” or “we”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 10, 2022.

Below are the Company’s responses. For the convenience of the Staff, we have repeated each of the Staff’s comments before its corresponding response.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Estimates, page 18

1.

In accordance with Item 303(b)(3) please provide a discussion and analysis of critical accounting estimates or assumptions that:

●         identifies your critical accounting estimates or assumptions;

●         supplements, but does not duplicate, the description of accounting policies in the notes to the financial statements; and

●         provides greater insight into the quality and variability of information regarding financial condition and operating performance.

Response:

In our upcoming Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, we will include the following disclosure, and will provide similar disclosure in subsequent future Form 10-Q and 10-K filings:

Critical Accounting Policies and Estimates

Preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make certain estimates and assumptions which affect amounts reported in our consolidated financial statements. On an ongoing basis, we evaluate the accounting policies and estimates that are used to prepare financial statements. Management has made their best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. We do not believe that there is great likelihood that materially different amounts would be reported under different conditions or using different assumptions related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

Securities and Exchange Commission
June 2, 2022

Certain accounting policies that require significant management estimates and are deemed critical to our results of operations or financial position are discussed below. On a regular basis, critical accounting policies are reviewed with the Audit Committee of the Board of Directors.

Revenue Recognition: We recognize revenue with respect to customer orders when our obligations under the contract terms are satisfied and control of the product transfers to the customer, typically upon shipment. Revenue from certain contracts in the Commercial Air Handling Equipment segment is accounted for over time, when products are manufactured or services are performed, as control transfers under these arrangements. We follow the input method, as we have determined that it allows us to make reasonably reliable estimates of revenue and costs of a contract.

Allowance for Obsolete and Slow-Moving Inventory: Inventories are valued using the first-in, first-out (“FIFO”) method; stated at the lower of cost or net realizable value; and are reduced by an allowance for obsolete and slow-moving inventories. The allowance is estimated based on management’s review of inventories on hand with minimal sales activity, which is compared to estimated future usage and sales. Inventories identified by management as slow-moving or obsolete are reserved for based on estimated selling prices less disposal costs. Though we consider these allowances adequate and proper, changes in economic conditions in specific markets in which we operate could have a material effect on allowances required.

Business Combinations: Business combinations are accounted for using the purchase method of accounting under ASC 805, “Business Combinations.” This method requires the Company to record assets and liabilities of the businesses acquired at their estimated fair values as of the acquisition date. Any excess of the cost of the acquisition over the fair value of the net assets acquired is recorded as goodwill. Determining the fair value requires management to make estimates and assumptions including discount rates, rates of return on assets, and long-term sales growth rates.

Goodwill and Indefinite Lived Intangible Assets: As referenced by ASC 350 “Intangibles- Goodwill and other” (“ASC 350”), management performs its annual test for goodwill and intangible assets at least annually or more frequently, if impairment indicators arise at the reporting unit level. Our reporting units have been identified at the individual company component level, with each individual subsidiary operating company constituting its own reporting unit. For 2021 and 2020, management performed qualitative and quantitative testing for each individual company with a goodwill balance other than those companies that were newly acquired within one year.

Our goodwill impairment analysis utilizes a qualitative approach comparing carrying amount of the reporting unit to its estimated fair value. To the extent that the qualitative approach indicates that it is more likely than not that the carrying amount is less than its fair value, we apply a quantitative approach as a secondary step. In applying the quantitative approach, we use an income approach to estimate the fair value of the reporting unit. The income approach uses a number of factors, including future business plans and actual and forecasted operating results. The significant assumptions employed under this method include discount rates; revenue growth rates, including assumed terminal growth rates; and operating margins used to project future cash flows for the operating company. The discount rates utilized reflect market-based estimates of capital costs and discount rates adjusted for management’s assessment of a market participant’s view with respect to other risks associated with the projected cash flows of the individual company. Our estimates are based upon assumptions we believe to be reasonable, but which by nature are uncertain and unpredictable. We believe we incorporate reasonable assumptions into our analysis of goodwill impairment testing for a reporting unit, such that actual experience would need to be materially out of the range of expected assumptions in order for an impairment to remain undetected.

Securities and Exchange Commission
June 2, 2022

Income Taxes: In accordance with ASC 740, “Income Taxes” (“ASC 740”), we account for income taxes under the asset and liability method, whereby deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and the tax bases of assets and liabilities and are measured using the currently enacted tax rates. Specifically, we measure gross deferred tax assets for deductible temporary differences and carryforwards, such as operating losses and tax credits, using the applicable enacted tax rates and apply the more likely than not measurement criterion Further, at each interim reporting period, we estimate an effective income tax rate that is expected to be applicable for the full year. Significant judgment is involved regarding the application of income tax laws and regulations and when projecting the jurisdictional mix of income. Additionally, interpretation of tax laws, court decisions or other guidance provided by taxing authorities influences our estimate of the effective income tax rates. As a result, our actual annual effective income tax rates and related income tax liabilities may differ materially from our interim estimated effective tax rates and related income tax liabilities. Any resulting differences are recorded in the period they become known.

2.

As disclosed in Note 5, Goodwill and Intangible Assets, we note that the Company performed its annual impairment test for goodwill and intangible assets as of the last day of the fourth quarter. The Company first assessed certain qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit or indefinite-lived intangible asset is less than its carrying amount, and whether it is therefore necessary to perform the quantitative impairment test. For CAD Enterprises, the Company performed a quantitative impairment test, including a discounted cash flow model and peer comparison. In presenting your critical accounting estimates, please explain how you have identified your reporting units. Also, quantify the goodwill associated with CAD Enterprises and provide a discussion of the facts and circumstances noted during your qualitative assessment of CAD Enterprises that resulted in the need to perform a quantitative impairment test. Please also disclose whether the estimated fair value of CAD Enterprises substantially exceeded its carrying values, If the estimated fair value was not substantially in excess of its carrying value, please also address the following:

●	disclose the percentage by which CAD Enterprises’ estimated fair value exceeded its carrying value at the date of the most recent impairment test;
●	provide a more detailed description of the key assumptions used to estimate fair values, including how the key assumptions were determined;
●	discuss the degree of uncertainty associated with the key assumptions and provide an analysis of the potential impact of changes in the key assumptions on your impairment analyses; and
●	describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
Please refer to Item (303)(b)(3) of Regulation S-K.Please provide us with an example of the disclosure you intend to provide and clarify how you intend to provide it.

Response:

We identify our reporting units in accordance with ASC 280 “Segment Reporting”, pursuant to which a reporting unit is (1) an operating segment or (2) one level below the operating segment (component level), as determined by the availability of discrete financial information that is regularly reviewed by operating segment management. Please see our response to comment #1 above under the caption “Goodwill and Indefinite Lived Intangible Assets” for an explanation of how we have identified our reporting units.

We will include the following disclosure in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, and similar disclosure in our subsequent future Form 10-Q and 10-K filings to the extent applicable, in the “Goodwill and Indefinite Lived Intangible Assets” portion of the Critical Accounting Estimates disclosure provided as part of our Management’s Discussion and Analysis of Financial Condition and Results of Operations:

Securities and Exchange Commission
June 2, 2022

In conducting our 2021 annual impairment analysis, we determined that the goodwill for CAD Enterprises at December 31, 2021 was $7.3 million. In our qualitative assessment of CAD Enterprises, we noted a decline in revenue from $30.1 million in 2019 to $18.9 million in 2020 and $18.3 million in 2021 and a decline in after-tax income margin from 5.8% in 2019 to -4.6% in 2020 and -0.5% in 2021, and thus determined to conduct a quantitative assessment of CAD Enterprises. The quantitative assessment of CAD Enterprises confirmed that the estimated fair value exceeded carrying value by 9 percent, and thus no impairment existed at December 31, 2021. The key assumptions used to estimate fair value included discount rates; revenue growth rates, including assumed terminal growth rates; and after-tax income margins used to project future cash flows for CAD Enterprises. The discount rate used to estimate fair value was 10% and was based on estimates of capital costs and management’s assessment of a market participant’s view with respect to other risks associated with the projected cash flows for CAD Enterprises. Our revenue growth rate for the 9-year period in the discounted cash flow model was 10.5% per year, which reflects management’s assessment of estimated future orders for CAD Enterprises based in part on a Long-Term-Agreement (“LTA”) with the company’s largest customer, our previous revenue history including actual revenues of $30.1 million in 2019 before the onset of the COVID-19 pandemic, and a continued business rebound in the aerospace industry. The assumed terminal growth rate for CAD Enterprises was 3% based on management’s assessment of long-term growth rates for the Aerospace industry. The after-tax income margins used to project future margins for the company were based on the historical margins for CAD Enterprises prior to the COVID-19 pandemic. In 2019, CAD Enterprises earned an after-tax income margin of 5.8%. The discounted cash flow model used to estimate fair value assumes an after-tax income margin of 6.0% in 2026, or year 5 of the forecast period and expanding margins to 6.4% in the terminal year. This is based on management’s assessment of our ability to grow SG&A expenses at a slower rate than revenues as the company achieves more scale. Our estimates are based upon assumptions we believe to be reasonable, but which by nature are uncertain and unpredictable. Potential events and circumstances including global conflicts, materials shortages, inability to increase prices to keep pace with expenses, onset of a global pandemic, departure of key employees and loss of a key customer could negatively affect the key assumptions used for the recent fair value test and are similar to the risk factors noted in Item 1A, Risk Factors in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021.

Liquidity and Capital Resources, page 18

3.

Your disclosure indicates that cash flows from operating activities were impacted by cash used in working capital adjustments including an increase in accounts receivable of $5.3 million. In light of the fact that your accounts receivable balance appears to have increased at a higher rate than your revenues, please explain the underlying reason for material changes in trade receivables, the impact such changes have on you cash flows, and any known trends. Discuss financial measures such as days sales outstanding that would be relevant to a reader of your financial statements. Refer to Item 303(b)(1)(i) and 303(c).

Response:

Cash flows from operations were impacted by cash used in working capital adjustments including an increase in accounts receivable of $5.3 million in 2021 compared to 2020, driven primarily by an increase of $2.1 million in the Commercial Air Handling Equipment segment and an increase of $3.2 million in the Industrial and Transportation Products segment. The increase in accounts receivable in the Commercial Air Handling Equipment segment was the result of receiving payments for certain projects in the fourth quarter of 2020 that significantly reduced the accounts receivable balance at December 31, 2020. Days sales outstanding in the Commercial Air Handling Equipment segment were 73 days in 2021 compared to 69 days in 2020 which management will continue to monitor but does not view as a significant change. The increase in accounts receivable in the Industrial and Transportation Products segment was driven by an increase in days sales outstanding from 47 days in 2020 to 56 days in 2021. The Company added Komtek-Forge, Global-Tek, Global-Tek Colorado and Emergency Hydraulics in the Industrial and Transportation Products segment in 2021 and will closely monitor days sales outstanding for the companies in this segment. The rise in days sales outstanding had a negative impact on cashflow in 2021 and management will continue to monitor the trend in future periods. The Company does not have a history of failure to collect payment from its customers and believes that it is reasonable to assume that materially all of its outstanding accounts receivable will be collectible barring unforeseen circumstances.

We will provide similar explanations of material changes that impact cash flows to the extent applicable in our future Form 10-Q and 10-K filings.

Securities and Exchange Commission
June 2, 2022

Results of Operations

Year Ended December 31, 2021 Compared with Year ended December 31, 2020, page 18

4.

You disclose that your increase in sales and cost of sales was primarily attributable to a recovery in demand as COVID-19 pandemic-related restrictions loosened and commercial activity increased, in addition to the acquisitions of Komtek, Global-Tek, Global-Tek Colorado and Emergency Hydraulics. With reference to Item 303(b) of Regulation S-K, please quantify the impact of each factor you identify as materially contributing to the change in these line items.

Response:

The increase in sales of $19.1 million from $85.1 million for the year ended December 31, 2020 to $104.2 million for the year ended December 31, 2021 was driven by increased sales from the acquisitions of Komtek ($6.6 million), Global-Tek and Global-Tek Colorado ($9.5 million), Emergency Hydraulics ($0.5 million) and a $6.9 million increase attributable to recovery in demand as COVID-19 pandemic-related restrictions loosened and commercial activity increased for Federal Hose and MPI. These increases were partially offset by a decline in demand of $4.5 million attributable collectively to Air Enterprises, Data Genomix and CAD Enterprises. The cost of sales increased by $16.1 million from $66.1 million from the year ended December 31, 2020 to $82.2 million for the year ended December 31, 2021, driven by increases from the acquisitions of Komtek ($5.4 million), Global-Tek and Global-Tek Colorado ($6.7 million), Emergency Hydraulics ($0.4 million) and approximately $5.8 million attributable to a recovery in demand as COVID-19 pandemic-related restrictions loosened and commercial activity increased for Federal Hose and MPI. These increases were partially offset by a decline in demand of $2.2 million attributable collectively to Air Enterprises, Data Genomix and CAD Enterprises

We will provide similar explanations of the material factors that impact sales to the extent applicable in our future Form 10-Q and 10-K filings.

5.

As disclosed in Note 17. Segment and Related Information on page 46, we note that your Commercial Air Handling Equipment segment’s sales and gross profit has [decreased] significantly in the year ended December 31, 2021 as compared to the year ended December 31, 2020. With reference to Item 303(b) of Regulation S-K, please address the need to separately present and discuss your reportable segments’ results of operations.

Response:

In our Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, and in our subsequent future Form 10-Q and 10-K filings, we will present and discuss the results of operations for each of our reportable segments in the Results of Operations section of Management’s Discussion and Analysis of Financial Condition and Results of Operations. A discussion of the results of operations for each of our reportable segments for the years ended December 31, 2021 and 2020 is provided below:

Sales in the Commercial Air Handling Equipment segment for the year ended December 31, 2021 (the “current year”) decreased to $38.0 million, a decrease of approximately $3.2 million or 7.8% from sales of $41.2 million during the year ended December 31, 2020 (the “prior year”). This decrease was primarily attributable to a temporary decline in demand as COVID-19 pandemic-related restrictions created delays in on-site access necessary to complete the installation of commercial air handling units for certain hospital and university customers.

Cost of sales in the Commercial Air Handling Equipment segment for the current year was $30.3 million compared to $31.0 million in the prior year, a decrease of $0.7 million or 2.4%. Gross profit was $7.8 million in the current year compared to $10.2 million in the prior year, a decrease of $2.4 million. The decrease in cost of sales and gross profit was attributable to a temporary decline in demand as COVID-19 pandemic-related restrictions created delays in on-site access necessary to complete the installation of commercial air handling units for certain hospital and university customers. Cost of sales as a percentage of sales was 79.6% in the current year compared to 75.2% in the prior year. The increase in cost of sales as a percentage of sales in the current year was primarily attributable to cost overruns on certain projects driven by labor shortages and higher input costs driven by supply chain disruptions.

Securities and Exchange Commission
June 2, 2022

Selling, general and administrative expenses (SG&A) in the Commercial Air Handling Equipment segment in the current year were $4.7 million, or 12.3% of sales, compared to $4.9 million, or 11.9% of sales, in the prior year.

There was no interest charge in the Commercial Air Handling Equipment segment for the current year or prior year because there was no outstanding debt attributable to this segment during those periods.

Other income, net in the Commercial Air Handling Equipment segment was $0.0 million in the current year compared to $0.4 million of other income, net in the prior year. The decrease in Other income, net was due to a state of Ohio worker’s compensation rebate issued in 2020 as a COVID-19 relief measure that was not repeated in 2021.

Income tax expense in the Commercial Air Handling Equipment segment in the current year was $0.8 million compared to $1.4 million in the prior year a decrease of $0.6 million that was primarily attributable to a decrease in income before taxes.

Net income in the Commercial Air Handling Equipment segment for the current year was $2.3 million compared to net income of $4.3 million in the prior year due primarily to the factors noted above.

Sales in the Industrial and Transportation Products segment for the year ended December 31, 2021 increased to $66.1 million, an increase of approximately $22.3 million or 50.9% from sales of $43.8 million during the year ended December 31, 2020. This increase was primarily driven by increased sales from the acquisitions of Komtek ($6.6 million), Global-Tek and Global-Tek Colorado ($9.5 million) and Emergency Hydraulics ($0.5 million), and a $6.9 million increase attributable to recovery in demand as COVID-19 pandemic-related restrictions loosened and commercial activity increased for Federal Hose and MPI. These increases were partially offset by a decline in demand of $1.3 million attributable collectively to Data Genomix and CAD Enterprises. Cost of sales in the Industrial and Transportation Products segment for the current year was $52.0 million compared to $35.1 million in the prior year, an increase of $16.9 million or 48.0%. Gross profit was $14.2 million in the current year compared to $8.7 million in the prior year, an increase of $5.4 million. The increases in cost of sales and gross profit were attributable to the acquisitions of Komtek, Global-Tek, Global-Tek Colorado and Emergency Hydraulics. Cost of sales as a percentage of sales was 78.6% in the current year compared to 80.1% in the prior year. The decrease in cost of sales as a percentage of sales in the current year was primarily attributable to the favorable margin profile of the businesses acquired in 2021.

Selling, general and administrative expenses (SG&A) in the Industrial and Transportation Products segment in the current year were $9.6 million, or 14.6% of sales, compared to $6.7 million, or 15.3% of sales, in the prior year.

The interest charge for the Industrial and Transportation Products segment for the current year was $0.8 million compared to $1.0 million in the prior year, a decrease of $0.2 million. The decrease in the interest charge is primarily attributable to carrying lower average debt balances in the current year compared to the prior year.

Other income, net in the Industrial and Transportation Products segment was $0.5 million in the current year compared to $0.0 million of other income, net in the prior year. The increase in other income, net was primarily attributable to $0.3 million of income at Global-Tek from Puerto Rican government economic incentives and $0.2 million of income from a Department of Transportation aerospace grant at CAD Enterprises in the current year.

Income tax expense in the Industrial and Transportation Products segment current year was $0.7 million compared to $0.3 million in the prior year, an increase of $0.4 million that was primarily attributable to an increase in income before taxes partially offset in the current year by favorable income tax rates on income earned in Puerto Rico.

Net income in the Industrial and Transportation Products segment for the current year was $3.5 million compared to net income of $1.0 million in the prior year due primarily to the factors noted above.

Securities and Exchange Commission
June 2, 2022

Financial Statements, Note 5. Goodwill and Other Intangible Assets, page 32

6.	Please show the changes in goodwill by reportable segment pursuant to ASC 350-20-50-1 and 350-20-55-24

Response:

In our Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 we included a paragraph on the changes in goodwill by reportable segment. In our Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 and in our subsequent future Form 10-Q and 10-K filings, we will include a tabular presentation in the footnotes to our financial statements showing the changes in goodwill by reportable segment. The following shows the changes in goodwill by reportable segment for the years ended December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
Commercial Air Handling Equipment Segment:
Beginning Balance	$7,326,290	$7,326,290
Acquisitions	-	-
Adjustments	-	-
Ending Balance	$7,326,290	$7,326,290

	December 31, 2021	December 31, 2020
Industrial and Transportation Products Segment:
Beginning Balance	$4,179,562	$2,465,455
Acquisitions	2,898,766	1,714,107
Adjustments	-	-
Ending Balance	$7,078,328	$4,179,562

	December 31, 2021	December 31, 2020
Total Company:
Beginning Balance	$11,505,852	$9,791,745
Acquisitions	2,898,766	1,714,107
Adjustments	-	-
Ending Balance	$14,406,618	$11,505,852

Securities and Exchange Commission
June 2, 2022

Financial Statements, Note 5. Goodwill and Other Intangible Assets, page 32

7.

We note that you changed your reportable segments as of January 1, 2021. Please tell us whether the change in reportable segments impacted your existing reporting units prior to this change. If so, please tell us whether you performed an interim goodwill impairment test related to the existing reporting units before the change. If not, explain why not. Refer to ASC 350-20-35-3C(f) and 350-20-35-45.

Response:

The Company’s change in reportable segments as of January 1, 2021 did not impact our existing reporting units prior to this change. The Company’s goodwill impairment test is performed at the reporting unit level, which is the individual company component level, and thus was not impacted by the decision to change reportable segments. An interim goodwill impairment test was not required to be performed because the Company’s testing was performed at the same levels both before and after the change in reportable segments. The Company will continue to evaluate the appropriate level to utilize in testing for goodwill impairment as we continue to acquire additional companies. We are confident that our testing as of December 31, 2021 and 2020 appropriately supported our determination that goodwill was not impaired.

8.	For each acquisition, please disclose the information required by ASC 805-10-50-2(h)(1)

Response:

Disclosure of the information for the years ended December 31, 2021 and 2020 is provided below. We will include similar disclosure to the extent applicable in our future Form 10-Q and Form 10-K filings.

	Fiscal year ended		Fiscal year ended
	December 31, 2021		December 31, 2020
	Sales	Net Income	Sales	Net Income
Acquired Companies:
MPI (acquired January 2, 2020)	$22,617,884	1,625,333	$16,394,276	$1,099,647
Komtek (acquired January 15, 2021)	7,122,601	88,434	5,379,913	107,598
Global-Tek (acquired March 1, 2021)	11,003,180	1,758,135	9,387,590	938,759
EH (acquired July 1, 2021)	1,032,638	96,042	1,731,794	(218,948)
Subtotal Acquired Companies	$41,776,303	$3,567,944	$32,893,573	$1,927,056

All Other Companies	65,156,011	2,358,752	68,675,624	4,739,740
Total	$106,932,314	$5,926,696	$101,569,197	$6,666,796

Note 17. Segment and Related Information, page 45

9.

We note that as of January 1, 2021, the Company elected to report operations for two business segments: (1) Commercial Air Handling Equipment, and (2) Industrial and Transportation Products. You further indicate that the decision to change from three to two reportable business segments was the result of board-level discussion and was deemed appropriate given the size of the Company. With reference to ASC 280-10-50-1, please confirm and revise your disclosures to indicate that your identification of operating segments is based on the guidance in ASC 280-10-50-1.

Response:

The identification of our operating segments is based on guidance in ASC 280-10-50-1. Revised disclosure for year ended December 31, 2021 is provided in the following paragraph. We will include similar disclosure to the extent applicable in our future Form 10-Q and Form 10-K filings.

Both our Commercial Air Handling Equipment segment and our Industrial Transportation Products segment engage in business activities from which they may recognize revenues and incur expense, including revenue and expenses relating to transactions with other components of the Company. The operating results for both the Commercial Air Handling Equipment segment and the Industrial Transportation Products segment are reviewed regularly by our chief operating decision maker and is considered in making decisions about resources to be allocated to the segment in assessing its performance. Financial information for both segments is available in internal financial statements that are prepared on a monthly basis.

Securities and Exchange Commission
June 2, 2022

10.	Please provide the disclosures required by ASC 280-10-50-21.a and 50-10-22.

Response:

Disclosures for the years ended December 31, 2021 and 2020 are provided below. We will include similar disclosures to the extent applicable in our future Form 10-Q and Form 10-K filings. The factors used to determine the Company’s reportable segments follow the guidance of ASC 280-10-50-21 and 50-10-22 and include consideration of the type of products or services delivered, the customers and end markets served, the appliable revenue recognition methodology and the length of time it takes to deliver products or services to customers. The Commercial Air Handling Equipment segment was identified as a reportable segment consisting of Air Enterprises, because Air Enterprises is strategically and operationally different from our other companies in several ways. First, Air Enterprises sells equipment to end customers and our other businesses that fall into the Industrial and Transportation Products segment sell products and components to end customers, not equipment. Second, the Commercial Air Handling Equipment segment delivers custom air handling solutions to customers which is different than the Industrial and Transportation Products segment which delivers manufactured metal, silicone, hydraulic and marine hoses, complex engineered components, highly engineered forgings, highly engineered and machined parts and data analytic technology applications. Third, the Commercial Air Handling Equipment segment serves customers primarily in the health care and education end markets while the Industrial and Transportation Products segment delivers products to customers in the heavy-duty truck manufacturing, agricultural, industrial, petrochemical, aerospace, defense, industrial gas turbine, medical prosthetics, alternative energy and emergency vehicle end markets. Fourth, the Commercial Air Handling Equipment segment recognizes revenue primarily over time while the Industrial and Transportation Products segment recognizes revenue primarily at a point in time. Fifth, the Commercial Air Handling Equipment segment manufactures custom air handling solutions for customers over a period of three to eighteen months from the time the order is received to the time the air handling solution is delivered to the end customer as compared to the Industrial and Transportation Products segment which sells and delivers products to customers much more quickly, often within 30 days or less. For the reasons previously mentioned, Air Enterprises is strategically and operationally different than the other businesses owned by the Company and management finds it useful to include this business in the Commercial Air Handling Segment which is separate and distinct from all of our other businesses that reside in the Industrial and Transportation Products segment.

Additional segment information is provided as follows:

	Fiscal Year Ended
	December 31, 2021	December 31, 2020
Capital Expenditures:
Commercial Air Handling Equipment Segment	$187,941	$145,387
Industrial and Transportation Products Segment	2,853,419	277,691
Corporate	103,143	151,237
Total Capital Expenditures	$3,144,503	$574,315

Securities and Exchange Commission
June 2, 2022

	Fiscal Year Ended
	December 31, 2021	December 31, 2020
Depreciation and Amortization:
Commercial Air Handling Equipment Segment	$437,770	$411,803
Industrial and Transportation Products Segment	2,409,574	1,938,843
Corporate	139,255	107,947
Total Depreciation and Amortization	$2,986,599	$2,458,593

	Fiscal Year Ended
	December 31, 2021	December 31, 2020
Identifiable Assets:
Commercial Air Handling Equipment Segment	$17,004,003	$18,214,385
Industrial and Transportation Products Segment	68,146,058	50,483,045
Corporate	5,813,250	5,795,353
Total Identifiable Assets	$90,963,311	$74,492,783

*        *        *

The Company acknowledges the Staff’s closing comments in your letter dated May 10, 2022.

Should you require any further information from the Company or if you have questions concerning any of the matters addressed in this letter, please do not hesitate to contact the undersigned at (216) 243-2376 or JDaly@crawfordunited.com.

Sincerely,

/s/ John P. Daly
John P. Daly
Vice President and Chief Financial Officer